                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549




                                   F O R M   6 - K


[X]  Pursuant to Rule 13a-16 or 15d-16 of the SECURITIES EXCHANGE ACT OF 1934






                                    GOLDCORP INC.
                                    -------------
                (Exact name of registrant as specified in its charter)



                            COMMISSION FILE NUMBER 1-12970




     PROVINCE OF ONTARIO                      98770100
-------------------------------------     ----------------------------
     (State of other jurisdiction           (I.R.S. Employer Identification No.)
     of incorporation or organization)



                          SUITE 2700, 145 KING STREET WEST
                          TORONTO, ONTARIO, CANADA M5H 1J9

                                   (416) 865-0326
                (Registrant's telephone number, including area code)


Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                                    Form 20-F [ ]  Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-(b) under the Securities Exchange Act of 1934.

                                                  Yes [ ]   No [X]

                                       FORM 27

                MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

               ONTARIO SECURITIES ACT OR EQUIVALENT IN OTHER PROVINCES


ITEM 1    REPORTING ISSUER:

          GOLDCORP INC. ("GOLDCORP")
          Suite 2700, 145 King Street West
          TORONTO, Ontario
          M5H 1J8
          Canada

ITEM 2    DATE OF MATERIAL CHANGE:

          February 20, 1998.

ITEM 3    PRESS RELEASE

          February 20, 1998.  A copy of the News Release is attached.

ITEM 4    SUMMARY OF MATERIAL CHANGE:

          Goldcorp reported a loss of U.S. $94.1 million for the financial year ended December 31, 1997.

ITEM 5    FULL DESCRIPTION OF MATERIAL CHANGE:

          ALL MONETARY AMOUNTS ARE IN U.S. DOLLARS.
          Goldcorp used a gold price of $300 per ounce to calculate its gold reserves at December 31, 1997 compared to $380 per ounce at December 31, 1996/ The resultant writedown of certain mining assets by $88.2 million in the fourth quarter of 1997 was the main reason for the $94.1 million loss recorded at year-end.

          The recorded loss of $92.2 million and $94.1 million for the quarter and the year ended December 31, 1997, respectively, were mainly due to the $84.1 million writedown of the carrying value of the Wharf Mine.

          In addition, a writedown of $4.1 million was recorded for 1997 relating to the value of the existing mill and other infrastructure at the Red Lake Mine as a result of the Company's decision to build a new mill and infrastructure to accommodate production of the new high grade ore deposit.

          Other factors contributing to the loss in 1997 were a lower realized gold price, a provision of $7.6 million for the decline in market value of the Company's investments in marketable securities and the ongoing costs of maintaining the Red Lake Mine pending satisfactory resolution of the labour strike which began in June 1996.

          PERMITTED GOLD RESERVES

          At the end of 1996, Goldcorp's permitted proven and probable reserves were 1,488,000 ounces, and possible reserves were 1,104,000 ounces, all of which were based on a gold price of $380 per ounce.

          At the end of 1997, Goldcorp used a gold price assumption of $300 per ounce in calculating its gold reserves in light of depressed gold prices continuing near 18-year lows. Permitted proven and probable reserves at year-end were 1,260,000 ounces and possible reserves were 1,233,000 ounces. A full year of mining at the Company's Wharf Mine depleted reserves by 118,000 ounces.

          At the Red Lake Mine the discovery of additional ore during 1997 increased the total high grade ore reserves by 338,000 ounces to 1,284,000 in all three reserve categories. Total reserves from sulphide ore, however, were reduced in 1997 by 318,000 ounces to 581,000 ounces due to a lower gold price used in calculating reserves.

          UNPERMITTED GOLD RESERVES

          During 1997, the Wharf Mine adopted a revised mining plan for its Clinton Project that significantly decreased the unpermitted reserves by 446,000 to 647,000 at year-end. In consultations with local government authorities in Lawrence County, South Dakota, relating to the mining permit application for the Clinton project, Goldcorp has agreed to a compromise to exclude from the permit application the reserves located on certain areas of the deposit. Pincock, Allen & Holt, Inc., an independent mining engineering firm, completed the final feasibility study on the Clinton Project based on the revised mining plan.

ITEM 6    RELIANCE ON SECTION 75(3) OF THE ACT:

          This report is not filed on a confidential basis.

ITEM 7    OMITTED INFORMATION

          None

ITEM 8    SENIOR OFFICER:

          Rolando C. Francisco
          President
          Goldcorp Inc.
          Suite 2700, 145 King Street West
          TORONTO, Ontario  M5H 1J8
          Telephone:  (416) 865-0326
          Facsimile:  (416) 361-5741

ITEM 9    STATEMENT OF SENIOR OFFICER:

          The foregoing accurately discloses the material change referred to herein.


          Toronto, Ontario
          February 26, 1998             /s/Abraham N. Rubinfeld
                                        ----------------------------------
                                        Abraham N. Rubinfeld
                                        Vice President, Legal and Secretary

                                GOLDCORP 1997 RESULTS

                     RESERVES CALCULATED AT $300 PER OUNCE GOLD


                 (ALL AMOUNTS IN THIS NEWS RELEASE ARE EXPRESSED IN
                UNITED STATES DOLLARS, UNLESS OTHERWISE INDICATED.)


WRITEDOWN OF MINING ASSETS

Goldcorp used a gold price of $300 per ounce to calculate its gold reserves at December 31, 1997 compared to $380 per ounce at December 31, 1996. The resultant writedown of certain mining assets by $88.2 million in the fourth quarter of 1997 was the main reason for the $94.1 million loss recorded at year end.

FINANCIAL AND OPERATING RESULTS


                                                 Three months ended               Twelve months ended
                                                       December 31,                      December 31,
                                              1997             1996             1997             1996
                                          --------         --------         --------         --------
                                      (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AND PER OUNCE AMOUNTS)

Revenues                                  $   15.3         $   17.0         $   62.1         $   79.4
Earnings (loss)                              (92.2)             0.6            (94.1)             8.6
Earnings (loss) per share
  Basic                                      (1.35)            0.01            (1.38)            0.14
  Fully diluted                              (1.35)            0.01            (1.38)            0.13
Cash flow from operations                      0.9              4.9              4.6             20.3
Gold produced (ounces)                      26,353           25,730          103,145          143,431
Gold sold (ounces)                          29,200           26,045          105,100          143,426
Average realized price per
  ounce of gold sold                      $    304         $    378         $    326         $    379
Average operating cost per
  ounce of gold sold
  Cash production cost                    $    201         $    225         $    226         $    275
  Royalties and severance taxes                 19               25               18               21
  Non-cash cost                                 76               52               85               60
                                          --------         --------         --------         --------
  Total operating cost                    $    296         $    302         $    329         $    356
                                          --------         --------         --------         --------
                                          --------         --------         --------         --------


The recorded loss of $92.2 million and $94.1 million for the quarter and the year ended December 31, 1997, respectively, were mainly due to the $84.1 million writedown of the carrying value of the Wharf Mine.

In addition, a writedown of $4.1 million was recorded for 1997 relating to the value of the existing mill and other infrastructure at the Red Lake Mine as a result of the Company's decision to build a new mill and infrastructure in order to accommodate production of the new high grade ore deposit.

Other factors contributing to the loss in 1997 were a lower realized gold price, a provision of $7.6 million for the decline in market value of the Company's investments in marketable securities, and the ongoing costs of maintaining the Red Lake Mine pending satisfactory resolution of the labour strike which began in June 1996.

In 1996, Goldcorp recorded earnings mainly due to the realized pre-tax gains of $16.4 million ($9.1 million after-tax) on the sale of marketable securities.

GOLDCORP GOLD RESERVES

Goldcorp used a gold price assumption of $300 PER OUNCE in determining its writedown and gold reserves at December 31, 1997. The table below shows Goldcorp gold reserves at different prices for gold, which have been audited by an independent geological consultant. A detailed breakdown of year-end 1997 reserves is given in the table on page 6 and 7.

                    SENSITIVITY OF RESERVES TO THE PRICE OF GOLD

                                                As at December 31,
                                       ------------------------------------
                                                   1997                1996
                                       --------------------------    ------
Gold price per ounce assumption        $  260    $  300    $  350    $  380
                                       ------    ------    ------    ------
Mine Properties                               (IN THOUSANDS OF OUNCES)
---------------

Red Lake Mine
     Proven                               132       176       225       286
     Probable                             478       543       629       519
     Possible                           1,100     1,146     1,204     1,040
                                       ------    ------    ------    ------
                                        1,710     1,865     2,058     1,845
                                       ------    ------    ------    ------

Wharf Mine
     Proven                               407       529       590       654
     Probable                               8        12        15        29
     Possible                              75        87       106        64
                                       ------    ------    ------    ------
                                          490       628       711       747
                                       ------    ------    ------    ------

Clinton Project (Unpermitted)
     Proven                               483       575       676       803
     Probable                              22        29        72        93
     Possible                              33        43        48       197
                                       ------    ------    ------    ------
                                          538       647       796     1,093
                                       ------    ------    ------    ------

Total Reserves                          2,738     3,140     3,565     3,685
                                       ------    ------    ------    ------
                                       ------    ------    ------    ------

PERMITTED GOLD RESERVES

At the end of 1996, Goldcorp's permitted proven and probable reserves were 1,488,000 ounces, and possible reserves were 1,104,000 ounces, all of which were based on a gold price of $380 per ounce.

At the end of 1997, Goldcorp used a gold price assumption of $300 per ounce in calculating its gold reserves in light of depressed gold prices continuing near 18-year lows. Permitted proven and probable reserves at year-end were 1,260,000 ounces and possible reserves were 1,233,000 ounces. A full year of mining at the Company's Wharf Mine depleted reserves by 118,000 ounces.

At the Red Lake Mine the discovery of additional ore during 1997 increased the total high grade ore reserves by 338,000 ounces to 1,284,000 in all three reserve categories. Total reserves from sulphide ore, however, were reduced in 1997 by 318,000 ounces to 581,000 ounces due to a lower gold price used in calculating reserves.

UNPERMITTED GOLD RESERVES

During 1997, the Wharf Mine adopted a revised mining plan for its Clinton Project that significantly decreased the unpermitted reserves by 446,000 to 647,000 at year-end. In consultations with local government authorities in Lawrence County, South Dakota, relating to the mining permit application for the Clinton project, Goldcorp has agreed to a compromise to exclude from the permit application the reserves located on certain areas of the deposit. Pincock, Allen & Holt, Inc. an independent mining engineering firm, completed the final feasibility study on the Clinton Project based on the revised mining plan.

INDUSTRIAL MINERAL OPERATIONS - SASKATCHEWAN MINERALS AND HAVELOCK LIME

Goldcorp's sodium sulphate operations at Saskatchewan Minerals and lime operations at Havelock Lime recorded an operating profit of $7.4 million on net revenues of $27.5 million in 1997. Operating cash flow for 1997 was $8.8 million. In 1996, the operating profit was $8.9 million on net revenues of $26.6 million, and the operating cash flow was $10.3 million.

The operating profit and cash flow were lower in 1997 due to certain costs that were incurred arising from a record flood that occurred in Saskatchewan during the spring. In addition, non-recurring maintenance and other expenses were incurred during the year at both Saskatchewan Minerals and Havelock Lime.

Saskatchewan Minerals is one of the world's leading producers of natural high-quality sodium sulphate from its two operations in Saskatchewan. Saskatchewan Minerals' recoverable sodium sulphate reserves total 9.6 million tons which are sufficient to accommodate the current production rate for over 30 years. A Cdn$5.4 million capital expenditure program is planned for 1998 to 2000 in order to increase the efficiency of Saskatchewan Minerals' plants.

Havelock Lime is the leading producer of processed lime and limestone products serving the pulp and paper, steel, mining, smelting, agricultural and environmental industries in Canada's Atlantic provinces and in the State of Maine. The proven and probable reserves from Havelock's own properties and from properties under a lease agreement are 12.8 million tons of limestone. These reserves are sufficient to accommodate the current production rate of both processed calcined and hydrated lime and limestone products for over 35 years.
A Cdn$2.6 million capital expenditure program is planned for 1998 to 2000 in order to upgrade the efficiency of the production facilities.

FINANCING OF RED LAKE MINE DEVELOPMENT

In December 1997, Canadian Industrial Minerals Income Trust, a new income trust formed by Goldcorp, filed a preliminary prospectus for an initial public offering of units of the Trust with the securities regulatory authorities in each of the provinces of Canada. Proceeds of the Trust's offering, if and when completed, will be used to acquire the industrial mineral operations, consisting of Saskatchewan Minerals and Havelock Lime, from Goldcorp.

The proceeds that Goldcorp would receive from the sale of its industrial mineral assets to the Trust would be used to finance a significant portion of the estimated development costs of the Red Lake Mine. Several financing alternatives are being considered to raise the balance of the development costs with particular preference for minimum shareholder dilution.

FORWARD-LOOKING STATEMENTS

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc. ("Goldcorp"), are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

Attached are the Goldcorp's gold reserves tables and the consolidated financial statements as at and for the year ended December 31, 1997.

RED LAKE MINE - GOLD RESERVES


                                                As at December 31, 1997                As at December 31, 1996
                                   ------------------------------------   ------------------------------------
                                                              Contained                              Contained
                                         Tons        Grade       Ounces         Tons        Grade       Ounces
                                       of Ore      per Ton      of Gold       of Ore      per Ton      of Gold
                                   ------------------------------------   ------------------------------------
                                   (THOUSANDS)     (OUNCES)  (THOUSANDS)  (THOUSANDS)     (OUNCES)  (THOUSANDS)

GOLD PRICE ASSUMPTION                      (AT US$300 PER OUNCE)                  (AT US$380 PER OUNCE)

HIGH GRADE ORE
  BELOW 30 LEVEL
     Proven                                 9         0.81            8            5         0.99            5
     Probable                             238         1.40          333          108         1.35          146
                                     --------     --------     --------     --------     --------     --------
     Sub-total                            247         1.38          341          113         1.34          151
     Possible                             733         1.29          943          548         1.45          795
                                     --------     --------     --------     --------     --------     --------
     Total                                980         1.31        1,284          661         1.43          946
                                     --------     --------     --------     --------     --------     --------


SULPHIDE ORE
  BELOW 30 LEVEL
     Proven                                 6         0.49            3           33         0.30           10
     Probable                              84         0.33           28          203         0.30           61
                                     --------     --------     --------     --------     --------     --------
     Sub-total                             90         0.34           31          236         0.30           71
     Possible                             122         0.38           46          206         0.32           66
                                     --------     --------     --------     --------     --------     --------
     Total                                212         0.36           77          442         0.31          137
                                     --------     --------     --------     --------     --------     --------

  SURFACE DOWN TO 30 LEVEL
     Proven                               425         0.39          165          766         0.35          271
     Probable                             505         0.36          182          964         0.32          312
                                     --------     --------     --------     --------     --------     --------
     Sub-total                            930         0.37          347        1,730         0.34          583
     Possible                             408         0.38          157          559         0.32          179
                                     --------     --------     --------     --------     --------     --------
     Total                              1,338         0.38          504        2,289         0.33          762
                                     --------     --------     --------     --------     --------     --------

TOTAL RESERVES
     PROVEN                                                         176                                    286
     PROBABLE                                                       543                                    519
                                                               --------                               --------
     SUB-TOTAL                                                      719                                    805
     POSSIBLE                                                     1,146                                  1,040
                                                               --------                               --------
     TOTAL - RED LAKE                                             1,865                                  1,845
                                                               --------                               --------
                                                               --------                               --------

WHARF MINE - GOLD RESERVES

                                               As at December 31, 1997                As at December 31, 1996
                                   ------------------------------------   ------------------------------------
                                                              Contained                              Contained
                                         Tons        Grade       Ounces         Tons        Grade       Ounces
                                       of Ore      per Ton      of Gold       of Ore      per Ton      of Gold
                                   ------------------------------------   ------------------------------------
                                   (THOUSANDS)     (OUNCES)  (THOUSANDS)  (THOUSANDS)     (OUNCES)  (THOUSANDS)

GOLD PRICE ASSUMPTION                      (AT US$300 PER OUNCE)                  (AT US$380 PER OUNCE)

WHARF MINE
  Proven                               18,900        0.028          529       23,370        0.028          654
  Probable                                400        0.029           12        1,236        0.023           28
                                     --------     --------     --------     --------     --------     --------
  Sub-total                            19,300        0.028          541       24,606        0.028          682
  Possible                              3,100        0.028           87        2,775        0.023           64
                                     --------     --------     --------     --------     --------     --------
  Total                                22,400        0.028          628       27,381        0.027          746
                                     --------     --------     --------     --------     --------     --------

CLINTON PROJECT (UNPERMITTED)
  Proven                               17,029        0.034          575       26,582        0.030          803
  Probable                              1,523        0.019           29        4,733        0.020           93
                                     --------     --------     --------     --------     --------     --------
  Sub-total                            18,552        0.033          604       31,315        0.029          896
  Possible                                920        0.046           43        7,345        0.027          197
                                     --------     --------     --------     --------     --------     --------
  Total                                19,472        0.032          647       38,660        0.028        1,093
                                     --------     --------     --------     --------     --------     --------

TOTAL RESERVES
  PROVEN                                                          1,104                                  1,457
  PROBABLE                                                           41                                    121
                                                               --------                               --------
  SUB-TOTAL                                                       1,145                                  1,578
  POSSIBLE                                                          130                                    261
                                                               --------                               --------
  TOTAL - WHARF                                                   1,275                                  1,839
                                                               --------                               --------
                                                               --------                               --------

GOLDCORP INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF UNITED STATES DOLLARS)

                                                            As at December 31,
                                                        ----------------------
                                                             1997         1996
                                                        ---------    ---------
ASSETS
CURRENT ASSETS
  Cash and short-term investments                       $  12,473    $  30,007
  Gold bullion inventory                                      100          714
  Accounts receivable                                       7,285        9,960
  Marketable securities                                    15,445       26,607
  Inventories                                               8,102        8,079
  Deferred income taxes                                     3,382
  Prepaid expenses                                          1,507        1,012
                                                        ---------    ---------
                                                           48,294       76,379
MINING INTERESTS, NET                                      68,378      146,926
DEPOSITS FOR RECLAMATION COSTS                              3,135        3,520
OTHER ASSETS                                                2,941        2,459
                                                        ---------    ---------
                                                        $ 122,748    $ 229,284
                                                        ---------    ---------
                                                        ---------    ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued liabilities              $  14,602    $  14,357
  Taxes payable                                             3,785       11,203
  Current portion of long-term debt                                      7,128
                                                        ---------    ---------
                                                           18,387       32,688
                                                        ---------    ---------
LONG-TERM DEBT                                                              60
                                                        ---------    ---------
PROVISION FOR RECLAMATION COSTS AND OTHER LIABILITIES       6,466        4,080
                                                        ---------    ---------
DEFERRED INCOME TAXES                                      10,890        7,179
                                                        ---------    ---------

SHAREHOLDERS' EQUITY
  Capital stock                                            81,734       81,299
  Contributed surplus                                       5,472       76,223
  Cumulative translation adjustment                          (201)       4,212
  Retained earnings                                                     23,543
                                                        ---------    ---------
                                                           87,005      185,277
                                                        ---------    ---------
                                                        $ 122,748    $ 229,284
                                                        ---------    ---------
                                                        ---------    ---------

GOLDCORP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)


                                                    Years ended December 31,
                                              -----------------------------------
                                                   1997         1996         1995
                                              ---------    ---------    ---------
Revenues
  Gold bullion                                $  34,547    $  52,818    $  69,106
  Industrial minerals                            27,518       26,628       22,550
                                              ---------    ---------    ---------
                                                 62,065       79,446       91,656
                                              ---------    ---------    ---------
Expenses
  Operating                                      51,944       63,560       68,118
  Corporate administration                        3,925        3,878        4,019
  Depreciation and depletion                     10,585       10,262       13,450
  Exploration                                       721          304          913
  Writedown of mining interests                  88,217        3,107       11,485
                                              ---------    ---------    ---------
                                                155,392       81,111       97,985
                                              ---------    ---------    ---------
Loss from operations                            (93,327)      (1,665)      (6,329)
                                              ---------    ---------    ---------
Other income (expense)
  Interest and other income                       3,269        3,600        3,439
  Gain on marketable securities                   1,031       16,404        2,943
  Provision for decline in value of
     marketable securities                       (7,631)
  Interest expense
     Long-term debt                                (160)      (1,006)      (1,157)
     Other                                          (15)         (28)         (88)
                                              ---------    ---------    ---------
                                                 (3,506)      18,970        5,137
                                              ---------    ---------    ---------
Earnings (loss) before taxes
  and minority interest                         (96,833)      17,305       (1,192)
Income and mining taxes (recovery)               (2,717)       8,798        3,447
                                              ---------    ---------    ---------
Earnings (loss) before minority interest        (94,116)       8,507       (4,639)
Minority interest                                                109        1,893
                                              ---------    ---------    ---------
Earnings (loss) for the year                  $ (94,116)   $   8,616    $  (2,746)
                                              ---------    ---------    ---------
                                              ---------    ---------    ---------
Earnings (loss) per share
  Basic                                       $   (1.38)   $    0.14    $   (0.04)
                                              ---------    ---------    ---------
                                              ---------    ---------    ---------
  Fully diluted                               $   (1.38)   $    0.13    $   (0.04)
                                              ---------    ---------    ---------
                                              ---------    ---------    ---------

Weighted average number of
  shares outstanding (000's)
  Basic                                          68,353       63,952       62,652
                                              ---------    ---------    ---------
                                              ---------    ---------    ---------
  Fully diluted                                  73,261       68,030       66,854
                                              ---------    ---------    ---------
                                              ---------    ---------    ---------

GOLDCORP INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(IN THOUSANDS OF UNITED STATES DOLLARS)

                                                    Years ended December 31,
                                              -----------------------------------
                                                   1997         1996         1995
                                              ---------    ---------    ---------
Retained earnings at beginning of year        $  23,543    $  14,927    $  18,817

Earnings (loss) for the year                    (94,116)       8,616       (2,746)
Elimination of deficit on reduction of
  contributed surplus                            70,573
Dividends on common shares
  (1995 - Cdn2.5 cents per share)                                          (1,144)
                                              ---------    ---------    ---------
Retained earnings at end of year              $   ---      $  23,543    $  14,927
                                              ---------    ---------    ---------
                                              ---------    ---------    ---------

GOLDCORP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF UNITED STATES DOLLARS)

                                                         Years ended December 31,
                                                   -----------------------------------
                                                        1997         1996         1995
                                                   ---------    ---------    ---------
Cash provided by (used in)
Operating activities
  Earnings (loss) for the year                     $ (94,116)   $   8,616    $  (2,746)
  Items not affecting cash
     Depreciation, depletion and amortization         10,846       11,770       14,480
     Writedown of mining interests                    88,217        3,107       11,485
     Gain on marketable securities,
       net of tax provision                             (571)      (9,085)      (1,710)
     Provision for decline in value of
       marketable securities                           7,631
     Deferred income taxes (recovery)                    648        1,683         (141)
     Minority interest                                               (109)      (1,893)
     Other                                            (1,617)         544        1,795
                                                   ---------    ---------    ---------
                                                      11,038       16,526       21,270
  Change in non-cash operating
     working capital                                  (6,484)       3,772         (686)
                                                   ---------    ---------    ---------
Net cash provided by operating activities              4,554       20,298       20,584
                                                   ---------    ---------    ---------

Investing activities
  Mining interests                                   (18,376)     (12,116)     (13,736)
  Purchases of marketable securities                 (21,106)     (24,603)     (24,699)
  Proceeds from sale of marketable securities         26,190       42,487        9,143
  Purchases of other assets                                        (2,208)
  Acquisition of Wharf minority interest                          (64,049)
  Taxes paid on sale of
     marketable securities, prior year                (2,130)                   (6,202)
  Notes receivable                                                               1,377
  Other                                                  356       (1,102)        (130)
                                                   ---------    ---------    ---------
Net cash used in investing activities                (15,066)     (61,591)     (34,247)
                                                   ---------    ---------    ---------

Financing activities
  Repayment of long-term debt                         (7,181)      (8,922)      (8,997)
  Redemption of exchangeable preferred shares                      (2,835)
  Conversion and repayment of
     8.5% subordinated debentures                                               (1,829)
  Shares issued pursuant to acquisition of
     Wharf minority interest                                        7,602
  Issue of capital stock, net                            257       36,316        1,749
  Dividends paid to common shareholders                                         (1,144)
  Dividends paid to minority shareholders                            (477)        (945)
  Other                                                              (885)
                                                   ---------    ---------    ---------
Net cash provided by (used in)
  financing activities                                (6,924)      30,799      (11,166)
                                                   ---------    ---------    ---------
Effect of exchange rate changes on cash                  (98)         103         (589)
                                                   ---------    ---------    ---------

Decrease in cash and
  short-term investments                             (17,534)     (10,391)     (25,418)
Cash and short-term investments
  at beginning of year                                30,007       40,398       65,816
                                                   ---------    ---------    ---------
Cash and short-term investments
at end of year                                     $  12,473    $  30,007    $  40,398
                                                   ---------    ---------    ---------
                                                   ---------    ---------    ---------

SIGNATURE

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GOLDCORP INC.


                                             By: /s/Rolando C. Francisco
                                                 -------------------------------
                                                 Rolando C. Francisco
                                                 President
                                                 (Principal Financial and
                                                 Duly Authorized Officer)

Date: February 26, 1998.